MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2025

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2025 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and nine months ended September 30, 2025 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Los Gatos Silver Mine are presented on an attributable basis calculated on the basis of the Company’s 70% interest in the Los Gatos joint venture and reflect results from January 16, 2025 which is the date of the acquisition by the Company of its interest in the Los Gatos Silver Mine.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 4, 2025 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the newly acquired Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC (“First Mint”).

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 3

2025 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2025-Q3	2025-Q2	Change Q3 vs Q2	2024-Q3	Change Q3 vs Q3	2025-YTD	2024-YTD	Change YTD
Operational(2)
Ore Processed / Tonnes Milled	997,002	1,003,804	(1%)	678,397	47%	2,945,181	1,941,617	52%
Silver Ounces Produced	3,863,673	3,701,995	4%	1,967,574	96%	11,270,171	6,046,931	86%
Gold Ounces Produced	35,681	33,865	5%	41,761	(15%)	106,015	117,036	(9%)
Silver Equivalent ("AgEq") Ounces Produced	7,651,058	7,852,311	(3%)	5,490,416	39%	23,215,078	15,942,138	46%
Cash Costs per Silver Equivalent Ounce(1)	$14.83	$15.08	(2%)	$15.17	(2%)	$14.53	$15.15	(4%)
All-in Sustaining Cost per Silver Equivalent Ounce ("AISC")(1)	$20.90	$21.02	(1%)	$21.03	(1%)	$20.39	$21.39	(5%)
Total Production Cost per Tonne(1)	$102.53	$104.45	(2%)	$109.81	(7%)	$101.64	$116.56	(13%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$39.03	$34.62	13%	$29.84	31%	$35.35	$27.25	30%

Financial (in $millions)
Revenues	$285.1	$264.2	8%	$146.1	95%	$793.2	$388.3	104%
Mine Operating Earnings	$99.1	$49.4	101%	$28.5	NM	$212.2	$43.7	NM
Net Earnings (Loss)	$43.0	$56.6	(24%)	($26.6)	NM	$105.8	($88.4)	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$141.3	$114.9	23%	$39.8	NM	$366.3	$76.1	NM
Capital Expenditures	$52.1	$56.0	(7%)	$34.7	50%	$159.0	$91.2	74%
Cash and Cash Equivalents	$435.4	$384.8	13%	$154.7	181%	$435.4	$154.7	181%
Total Assets	$4,235.5	$4,094.0	3%	$1,977.5	114%	$4,235.5	$1,977.5	114%
Total Non-Current Financial Liabilities	$1,000.1	$995.6	0%	$482.8	107%	$1,000.1	$482.8	107%
Working Capital(1)	$542.4	$444.1	22%	$238.2	128%	$542.4	$238.2	128%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$128.6	$119.9	7%	$36.9	NM	$347.3	$65.1	NM
Adjusted EBITDA(1)	$138.6	$125.3	11%	$39.8	NM	$373.7	$79.0	NM
Free Cash Flow(1)	$98.8	$77.9	27%	$31.3	NM	$220.2	$38.6	NM

Shareholders
Earnings (loss) per Share ("EPS") – Basic & Diluted	$0.06	$0.11	(45%)	($0.09)	(167%)	$0.18	($0.30)	120%
Adjusted EPS(1)	$0.07	$0.04	75%	($0.03)	NM	$0.16	($0.17)	(195%)
NM - Not meaningful.

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of Los Gatos.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 4

Third Quarter Production Summary	Los Gatos (1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	213,262	277,858	234,156	271,726	997,002
Silver Ounces Produced	1,408,467	412,669	1,467,344	575,193	3,863,673
Gold Ounces Produced	727	20,979	13,945	30	35,681
Silver Equivalent Ounces Produced	2,125,666	2,256,695	2,690,893	577,803	7,651,058
Cash Costs per Silver Equivalent Ounce (2)	$12.51	$15.00	$14.29	$24.06	$14.83
All-in Sustaining Cost per Silver Equivalent Ounce (2)	$15.36	$18.32	$19.36	$29.72	$20.90
Total Production Cost per Tonne (2)	$96.29	$114.79	$154.35	$50.26	$102.53
(1) All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Silver Mine.
(2) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Third Quarter Operational Highlights

•Record Quarterly Silver Production: The Company produced 3.9 million silver ounces in the third quarter of 2025, representing a 96% increase when compared to 2.0 million silver ounces produced in the third quarter of 2024. The increase in total silver production in the quarter was primarily driven by the addition of 1.4 million ounces of attributable silver production in the quarter from Los Gatos, along with 40% increase in silver production at San Dimas.
•Strong Silver Equivalent Production: The Company produced 7.7 million AgEq ounces in the third quarter of 2025 (8.1 million using 2025 guidance metal prices), representing a 39% increase compared to 5.5 million AgEq ounces produced in the third quarter of 2024. This growth was primarily driven by a 96% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as a 27% production increase at San Dimas.
•Inventory: The Company held 758,333 silver ounces and 3,994 gold ounces in finished goods inventory as at September 30, 2025, inclusive of coins and bullion. The fair value of this inventory at September 30, 2025 was $50.3 million, which was not included in revenue during the third quarter.
•Record Quarterly Revenues at First Mint: Total revenues for First Mint during the third quarter of 2025 were $11.1 million, representing a significant increase compared to revenues of $2.7 million in the third quarter of 2024.
•Continued Active Exploration Program: During the third quarter, the Company completed a total of 79,481 metres (“m”) of drilling across its mines in Mexico and the United States. Throughout the quarter, up to 30 drill rigs were active consisting of five rigs at Los Gatos, eight rigs at Santa Elena, 13 rigs at San Dimas, two rigs at La Encantada and two rigs at Jerritt Canyon.
•Positive Exploration Results: In August, the Company announced positive exploration results from numerous veins at San Dimas including near-mine extensions at Elia, Sinaloa, Roberta, and Santa Teresa as well as a new high-grade silver and gold intercept of the Coronado vein in the West Block. At Los Gatos, expansionary drilling intersected significant silver and base metal mineralization in the South-East Deeps, Central Deeps, and North-West Deeps zones, announced by the Company in September. Additional results from this year’s extensive exploration drilling programs, including those at Santa Elena and at Jerritt Canyon in Nevada, are expected to be announced before year-end.
•Strong Safety Performance Continues: The Q3 2025 year to date consolidated Total Reportable Incident Frequency Rate (“TRIFR”) was 0.61, better than the Company’s 2025 target KPI of 0.70. The Lost Time Incident Frequency Rate (“LTIFR”) was 0.13, the same as it was in the same period last year. As a result of the Company’s continued safety efforts, Santa Elena was recognized for “Excellence in Safety” by the Mexican Mining Chamber, in the Underground Mining category with more than 500 workers. Additionally, Jerritt Canyon was awarded the Nevada Mining Association Operator Safety Award.
•Sustainability Practices Recognized: As of September 2025, the Company achieved a 30.0 ESG risk rating with Sustainalytics, a leading sustainability research and ratings firm. This score places First Majestic in the Medium risk category, and in the top 40% peer group, for the first time in the history of Sustainalytics’ coverage of the Company, reflecting strong environmental and social risk management practices.

•Cash Costs: Cash costs per attributable payable AgEq ounce for the quarter were $14.83, representing a 2% improvement when compared with $15.17 per ounce in the third quarter of 2024. This decrease in cash costs was primarily attributed to a 39% increase in AgEq ounces, driven by the attributable production increase of 2.1 million AgEq ounces from Los Gatos, along with a 27% increase in AgEq production at San Dimas as a result of operational

First Majestic Silver Corp. 2025 Third Quarter Report	Page 5

efficiencies and increased plant throughput rates. The decrease in cash costs was partially offset by the strengthening of the Mexican peso against the US dollar, increased maintenance and energy costs across all four of the Company's operational mine sites, and higher royalties and worker participation costs due to increased production and metal prices. Despite the significant increase in production, AgEq ounces were impacted by a rising silver price that compressed the gold-to-silver ratio, which reduced reported AgEq ounces by 5% and correspondingly increased costs per ounce.

•AISC: AISC per attributable payable AgEq ounce in the third quarter was $20.90, an improvement compared to $21.03 per ounce in the third quarter of 2024. This decrease was primarily attributable to the decrease in cash costs along with reduced sustaining development costs as the Company continues to focus on growth and expansion. Additionally, corporate general and administrative (“G&A”) expenses per AgEq ounce decreased compared to the third quarter of 2024, reflecting restructuring efforts implemented in 2024 to optimize the workforce and reduce labour costs.

Third Quarter Financial Highlights
•Record Treasury and Working Capital Position: The Company ended the quarter with a record $568.8 million cash in treasury, representing an 85% increase compared to $308.3 million at December 31, 2024, and the highest treasury position in the Company’s history. Cash in treasury includes $133.4 million that is held in restricted cash, representing a 26% increase when compared to $106.1 million at December 31, 2024. The increase in restricted cash was mostly driven by the strengthening of the Mexican Peso at September 30, 2025. Further, working capital reached a record high of $542.4 million, representing a 142% increase compared to $224.5 million at December 31, 2024. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Record Quarterly Revenue: In the third quarter, the Company generated a third consecutive quarterly revenue record of $285.1 million, representing a 95% increase compared to $146.1 million in the third quarter of 2024. This significant revenue growth was primarily driven by a 34% increase in payable AgEq ounces sold, mainly driven by the addition of Los Gatos, which contributed $108.7 million in revenue. Additional contributions came from improved production at San Dimas, which contributed $71.4 million in revenue, representing a 44% increase compared to $49.7 million in the third quarter of 2024, largely driven by the 27% increase in AgEq production. Continued strong performance at Santa Elena contributed $84.7 million in revenue, representing a 9% increase compared to $77.6 million in the third quarter of 2024. The total revenue increase resulting from an increase in payable AgEq ounces sold was $73.4 million. The higher revenues also benefited from a higher average realized silver price per AgEq ounce of $39.03 per ounce, representing a 31% increase when compared to the third quarter of 2024, increasing revenues by $66.3 million.
•Record Mine Operating Earnings: The Company achieved mine operating earnings of $99.1 million, representing a significant increase of $70.6 million compared to mine operating earnings of $28.5 million in the third quarter of 2024. The increase was driven by the addition of the Los Gatos mine, which contributed to an increase of $48.4 million in mine operating earnings in the third quarter. Additionally, continued operational improvement at San Dimas increased mine operating earnings by $16.8 million compared to the third quarter of 2024. The increase in mine operating earnings was partially offset by the strengthening of the Mexican peso against the US dollar, higher maintenance costs across all operational mine sites, and increased energy costs due to higher consumption. Mine operating earnings were further impacted by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. The Company's operating earnings are inclusive of $37.6 million in non-cash depletion expense.
•Record Cash Flow from Operations: Operating cash flow before changes in working capital and taxes paid in the quarter was $141.3 million, representing a significant increase compared to $39.8 million in the third quarter of 2024. This improvement was primarily driven by an increase in mine operating earnings, excluding depletion, depreciation and amortization, of $93.5 million resulting from strong performance at San Dimas and Los Gatos. The increase in cash flow from operations occurred despite profit sharing costs relating to 2024 that were paid during the quarter.
•Record EBITDA: EBITDA for the quarter was $128.6 million, representing a significant increase compared to $36.9 million in the third quarter of 2024. The increase in EBITDA was primarily attributable to the above-mentioned increases in mine operating earnings.
•Record Adjusted EBITDA: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, unrealized gains on marketable securities, restructuring costs, and abnormal maintenance costs for the quarter was $138.6 million, representing a significant increase compared to $39.8 million in the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 6

•Net Earnings: Net earnings for the quarter were $43.0 million (EPS of $0.06), representing a significant increase compared to a net loss of $26.6 million (EPS of ($0.09)) in the third quarter of 2024. The increase in net earnings was primarily attributed to the higher mine operating earnings and a non-cash deferred income tax recovery of $4.6 million (EPS of $0.01), compared to a non-cash deferred income tax expense of $13.2 million (EPS ($0.04)) in the third quarter of 2024. This was partially offset by a non-cash depletion and depreciation expense of $54.9 million (EPS of ($0.11)), compared to $31.9 million (EPS of ($0.11)) in the third quarter of 2024, driven by higher production and the addition of Los Gatos. Net earnings did not include $56.6 million in gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.
•Increased Adjusted Net Earnings: Adjusted net earnings excluding non-cash or non-recurring items such as share-based payments, unrealized gains on marketable securities, restructuring costs, abnormal costs, and deferred income tax for the quarter was $32.4 million (Adjusted EPS of $0.07), representing a significant increase compared to an adjusted net loss of $10.5 million (Adjusted EPS of ($0.03)) in the third quarter of 2024.
•Capital Expenditures: The Company’s total capital expenditures in the third quarter were $52.1 million, representing a 50% increase compared to $34.7 million in total capital expenditures in the third quarter of 2024 driven by the addition of the Los Gatos mine, along with the Company's continued focus on growth and mine development in line with its updated 2025 guidance. Total capital expenditures consisted of $18.6 million in underground development (2024 - $13.8 million), $18.1 million in exploration (2024 - $14.8 million), and $15.3 million in property, plant and equipment (2024 - $6.1 million).

First Majestic Silver Corp. 2025 Third Quarter Report	Page 7

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos Silver, Inc. (“Gatos”) pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos holds a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (the “Acquisition Date”), the total consideration of the Gatos acquisition is $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 8

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Los Gatos shareholders with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 Consideration DSUs and RSUs of Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Consideration Options of Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common shares on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Consideration Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

First Majestic Silver Corp. 2025 Third Quarter Report	Page 9

The following table summarizes the purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements amounting to $7.8 million.

Financial and operating results of Gatos are included in the Company’s consolidated financial statements effective January 16, 2025. During the three and nine months ended September 30, 2025, the acquisition of Gatos contributed $108.7 and $302.3 million of revenues, respectively, and $38.6 million and $62.7 million of net earnings, respectively, to the Company’s financial results since January 16, 2025.

Had the business combination been effective at January 1, 2025, the Company's pro forma revenues and net earnings for the three and nine months ended September 30, 2025 would have been $285.1 million and $43.0 million, and $810.7 million and $109.0 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed in Q1 2025.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 10

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 11

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2025			2024				2023
PRODUCTION HIGHLIGHTS	Q3	Q2	Q1(3)	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
Los Gatos (70%)(2)	213,262	233,480	193,825	—	—	—	—	—
Santa Elena	277,858	269,830	270,203	271,783	259,919	256,427	224,394	233,601
San Dimas	234,156	219,198	231,190	219,388	195,279	183,188	178,957	215,232
La Encantada	271,726	281,296	249,155	253,953	223,200	234,955	185,298	203,898
Consolidated	997,002	1,003,804	944,373	745,124	678,397	674,570	588,651	652,731

Silver equivalent ounces produced
Los Gatos (70%)(2)	2,125,666	2,436,722	2,252,258	—	—	—	—	—
Santa Elena	2,256,695	2,318,618	2,259,772	2,719,702	2,685,375	2,580,497	2,280,739	3,008,449
San Dimas	2,690,893	2,464,029	2,636,689	2,235,407	2,110,905	2,114,072	2,364,875	3,110,677
La Encantada	577,803	632,942	562,990	758,181	550,042	589,060	459,110	521,424
Jerritt Canyon	—	—	—	—	144,093	5,811	57,559	—
Consolidated	7,651,058	7,852,311	7,711,709	5,713,289	5,490,416	5,289,439	5,162,283	6,640,550

Silver ounces produced
Los Gatos (70%)(2)	1,408,467	1,524,949	1,444,719	—	—	—	—	—
Santa Elena	412,669	306,224	339,784	406,009	376,203	376,947	355,205	582,484
San Dimas	1,467,344	1,242,717	1,359,378	1,191,893	1,046,340	1,141,906	1,163,792	1,513,791
La Encantada	575,193	628,105	560,622	755,963	545,031	585,329	456,179	516,141
Consolidated	3,863,673	3,701,995	3,704,503	2,353,865	1,967,574	2,104,181	1,975,176	2,612,416

Gold ounces produced
Los Gatos (70%)(2)	727	706	794	—	—	—	—	—
Santa Elena	20,979	20,637	21,408	27,216	27,435	27,176	21,713	28,056
San Dimas	13,945	12,472	14,241	12,264	12,582	12,043	13,543	18,468
La Encantada	30	49	26	26	—	—	—	—
Jerritt Canyon	—	—	—	—	1,684	74	647	—
Consolidated	35,681	33,864	36,469	39,506	41,701	39,293	35,903	46,524

Cash cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$12.51	$12.44	$10.82	$—	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$15.00	$13.57	$12.92	$10.99	$11.96	$12.25	$12.13	$10.42
San Dimas (per AgEq Ounce)	$14.29	$15.66	$13.82	$15.14	$16.50	$16.66	$15.81	$13.21
La Encantada (per AgEq Ounce)	$24.06	$27.19	$26.03	$20.01	$25.24	$23.69	$25.22	$26.19
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$1,491	$1,186	$1,260	$—
Consolidated (per AgEq Ounce)	$14.83	$15.08	$13.68	$13.82	$15.17	$15.29	$15.00	$13.01

All-in sustaining cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$15.36	$13.70	$13.07	$—	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$18.32	$18.58	$15.46	$13.54	$14.38	$15.07	$14.70	$12.82
San Dimas (per AgEq Ounce)	$19.36	$20.10	$17.57	$20.63	$21.44	$21.78	$20.49	$17.80
La Encantada (per AgEq Ounce)	$29.72	$31.94	$31.68	$25.34	$30.10	$27.87	$31.64	$34.14
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$1,491	$1,186	$1,260	$—
Consolidated (per AgEq Ounce)	$20.90	$21.02	$19.24	$20.34	$21.03	$21.64	$21.53	$18.50

Production cost per tonne
Los Gatos(2)	$96.29	$91.65	$84.46	$—	$—	$—	$—	$—
Santa Elena	$114.79	$107.02	$94.28	$91.11	$107.80	$107.47	$120.22	$117.36
San Dimas	$154.35	$173.88	$156.10	$149.49	$168.45	$193.02	$200.72	$183.61
La Encantada	$50.26	$58.53	$57.56	$56.88	$60.86	$57.11	$67.80	$64.70
Consolidated	$102.53	$104.45	$97.71	$96.63	$109.81	$113.16	$128.23	$122.76
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of Los Gatos Mine.
(3) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2025-Q3	2025-Q2	2024-Q3	2025-YTD	2024-YTD	Change Q3 vs Q3	Change '25 vs '24

Ore processed/tonnes milled	997,002	1,003,804	678,397	2,945,181	1,941,617	47%	52%

Production
Silver ounces produced	3,863,673	3,701,995	1,967,574	11,270,171	6,046,931	96%	86%
Gold ounces produced	35,681	33,865	41,761	106,015	117,036	(15%)	(9%)
Pounds of lead produced	7,653,733	9,014,545	—	24,155,343	—	100%	100%
Pounds of zinc produced	13,894,548	16,063,947	—	42,451,364	—	100%	100%
Silver equivalent ounces produced	7,651,058	7,852,311	5,490,416	23,215,078	15,942,138	39%	46%

Cost
Cash cost per AgEq Ounce(1)	$14.83	$15.08	$15.17	$14.53	$15.15	(2%)	(4%)
All-in sustaining costs per AgEq Ounce(1)	$20.90	$21.02	$21.03	$20.39	$21.39	(1%)	(5%)
Total production cost per tonne(1)	$102.53	$104.45	$109.81	$101.64	$116.56	(7%)	(13%)

Underground development (m)	9,068	11,403	8,497	32,135	23,333	7%	38%
Exploration drilling (m)	79,481	66,360	50,020	207,060	133,741	59%	55%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total attributable production in the third quarter of 2025 was 7.7 million AgEq ounces, (8.1 million using 2025 guidance metal prices) consisting of 3.9 million ounces of silver, and 35,681 ounces of gold. These represent a 39% increase, a 96% increase, and a 15% decrease, respectively, compared to 5.5 million AgEq ounces, 2.0 million ounces of silver and 41,761 ounces of gold in the third quarter of 2024. Additionally, attributable production reached 7.7 million pounds of lead and 13.9 million pounds of zinc during the quarter. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Los Gatos. Production at San Dimas increased by 27% compared to the third quarter of 2024 due to increased throughput and silver grades during the quarter. Finally, there was a 6% increase in silver production at La Encantada compared to the third quarter of 2024, primarily due to improved water availability, increases in ore processed and higher silver recoveries.

Total ore processed amounted to 997,002 tonnes during the quarter, representing a 47% increase compared to 678,397 tonnes in the third quarter of 2024. The higher tonnage processed was primarily due to the addition of the Los Gatos, along with significantly higher tonnage at La Encantada and San Dimas up 22% and 20%, respectively, and a 7% increase at Santa Elena, compared to the third quarter of 2024. The higher throughput at San Dimas was driven by increased ore development allowing higher mining rates. This, combined with improved long hole production, enabled the buildup of an ore stockpile and supported above-nameplate mill performance during the quarter. The higher throughput at La Encantada was driven by fewer operational interruptions and improved haulage contractor availability (sustained by the deployment of a new development contractor) compared to the third quarter of 2024. Additionally, the Company continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates, and is finalizing the selection of a new development contractor to increase development rates at the mine, targeting a sustained increase in ore throughput to 4,000 tonnes per day ("tpd"), based on operating days, in the second half of 2026.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 13

Cash Costs and All-In Sustaining Cost per AgEq Ounce

Cash costs per attributable payable AgEq ounce for the quarter were $14.83, representing a 2% improvement when compared with $15.17 per ounce in the third quarter of 2024. This decrease in cash costs was primarily attributed to a 39% increase in AgEq ounces, driven by the attributable production increase of 2.1 million AgEq ounces from Los Gatos, along with a 27% increase in AgEq production at San Dimas as a result of operational efficiencies and increased plant throughput rates. The decrease in cash costs was partially offset by the strengthening of the Mexican peso against the US dollar, increased maintenance and energy costs across all four of the Company's operational mine sites, and higher royalties and worker participation costs due to increased production and metal prices. Despite the significant increase in production, AgEq ounces were impacted by a rising silver price that compressed the gold-to-silver ratio, which reduced reported AgEq ounces by 5% and correspondingly increased costs per ounce.

AISC per AgEq ounce in the third quarter was $20.90, an improvement compared to $21.03 per ounce in the third quarter of 2024. This decrease was primarily attributable to the decrease in cash costs along with reduced sustaining development costs as the Company continues to focus on growth and expansion. Additionally, corporate general and administrative (“G&A”) expenses per AgEq ounce decreased compared to the third quarter of 2024, reflecting restructuring efforts implemented in 2024 to optimize the workforce and reduce labour costs.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Additionally, management continues to integrate Los Gatos into the Company’s business by identifying and realizing synergies. Current initiatives include:

•Negotiating workforce improvement processes with the National Union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas, Los Gatos, and Santa Elena;
•Increasing mine development rates at Los Gatos, and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing the use of reagent and grinding media consumption;
•Implementing LNG-based supplemental power at San Dimas to lower energy costs, improve power and plant reliability, and reduce our carbon footprint;
•At San Dimas, changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•Mobilizing a mining contractor at Cerro Los Gatos in Q4 2025 to accelerate lower ramp and South-East Deeps development rates to gain access to additional ore and support an increase in sustainable throughput to 4,000 tpd in H2 2026;
•Mobilizing a development contractor at La Encantada in Q3 to accelerate ore and waste development allowing access to higher grade ore in Ojuelas and other areas of the mine;
•Temporarily suspending mining at the Santa Elena District mining area mine and refocusing on mine extraction from Ermitaño and the development of the Luna resource located east of the Ermitaño ore body with an anticipated decrease in mining cost per tonne;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Los Gatos, Santa Elena and La Encantada;
•Converting from contractor haulage at La Encantada to owner haulage to support increased mill throughput rates and lower unit haulage costs;
•Improving La Encantada metallurgical recoveries through the addition of lead nitrate to processing;
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine; and
•Identifying and realizing synergies at Los Gatos, including but not limited to: evaluating global supply chain contracts, minimizing reliance on external consultants, utilizing internal maintenance expertise, capturing corporate G&A savings, enhancing operating efficiencies, reducing overbreak and ore dilution, and optimizing capital expenditures to further reduce costs and improve operational performance.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 14

Development and Exploration
During the quarter, the Company completed 9,068 m of underground development and 79,481 m of exploration drilling, representing 7% and 59% increases respectively, compared to 8,497 m of underground development and 50,028 m of exploration drilling, respectively, in the third quarter of 2024. Throughout the quarter, up to 30 drill rigs were active consisting of five rigs at Los Gatos, eight rigs at Santa Elena, 13 rigs at San Dimas, two rigs at La Encantada and two rigs at Jerritt Canyon.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 15

Los Gatos Silver Mine, Chihuahua, Mexico

The Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometres (“km”) south of Chihuahua City. The mine operates with a processing capacity of 4,000 tpd, utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. The Los Gatos Silver Mine is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Los Gatos Mine through its interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 ha.

Los Gatos (disclosed 70% ownership interest)	2025-Q3	2025-Q2	2025-Q1	2025-YTD

Total ore processed/tonnes milled	213,262	233,480	193,825	640,567
Average silver grade (g/t)	236	230	262	242
Average gold grade (g/t)	0.22	0.20	0.24	0.22
Average zinc grade (%)	4%	4%	4%	4%
Average lead grade (%)	2%	2%	2%	2%
Average copper grade (%)	0.09%	0.07%	0.10%	0.08%
Silver recovery (%)	87%	88%	89%	88%
Gold recovery (%)	48%	47%	53%	49%
Lead Recovery (%)	86%	88%	89%	87%
Zinc Recovery (%)	72%	74%	72%	72%
Copper Recovery (%)	59%	62%	63%	61%

Attributable Production
Silver ounces produced	1,408,467	1,524,949	1,444,719	4,378,135
Gold ounces produced	727	706	794	2,227
Zinc pounds produced	13,894,548	16,063,947	12,492,869	42,451,364
Lead pounds produced	7,653,733	9,014,545	7,487,065	24,155,343
Copper pounds produced	241,475	205,288	237,860	684,623
Silver equivalent ounces produced	2,125,666	2,436,722	2,252,258	6,814,646

Cost
Cash cost per AgEq Ounce(1)	$12.51	$12.44	$10.82	$11.93
All-In sustaining costs per AgEq Ounce(1)	$15.36	$13.70	$13.07	$14.01
Total production cost per tonne(1)	$96.29	$91.65	$84.46	$91.02

Underground development (m)	1,359	1,924	1,687	4,970
Exploration drilling (m)	13,043	11,317	14,880	39,240
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

On January 16, 2025, the Company completed its acquisition of Gatos Silver, Inc., and as a result, Gatos Silver became a wholly-owned subsidiary of the Company. Gatos Silver, Inc. holds a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns and operates the producing Los Gatos Silver Mine in Chihuahua, Mexico. Los Gatos consists of approximately 103,000 ha of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition is consistent with the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio. During the third quarter, Los Gatos produced 2,125,666 attributable AgEq ounces, consisting of 1,408,467 ounces of silver, 13,894,548 pounds of zinc, 7,653,733 pounds of lead, and 727 ounces of gold. Production at Los Gatos was impacted by lower mining rates at the beginning of the quarter due to an increase in mobile equipment maintenance which resulted in lower

First Majestic Silver Corp. 2025 Third Quarter Report	Page 16

equipment availability. However, mining rates normalized throughout the quarter and the Company expects to continue strong production throughout the remainder of the year to meet its updated 2025 guidance.

Production at Los Gatos represented 28% of the Company's total production in AgEq ounces.

The mill processed a total of 213,262 tonnes of ore, with head grades of 236 g/t silver, 4% zinc, 2% lead, and 0.22 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates. In line with the Company's updated 2025 guidance, the Company is finalizing the selection of a new development contractor to increase development rates at the mine, targeting a sustained increase in ore throughput to 4,000 tpd, based on operating days, in the second half of 2026.

Silver, zinc, lead, and gold recoveries during the quarter averaged 87%, 72%, 86%, and 48%, respectively.

Cash costs per AgEq ounce for the quarter were $12.51 with fewer AgEq ounces produced in the quarter due to additional maintenance affecting the availability of equipment and mining rates. Costs during the quarter were also impacted by the strengthening of the Mexican peso, the decreased AgEq metal price ratio, along with the previously mentioned maintenance activities.

AISC per AqEq ounce for the quarter was $15.36 reflecting the increased investment in sustaining property plant and equipment (“PP&E”). The Company continues to focus on identifying synergies and integrating Los Gatos Silver Mine with its business.

During the quarter, five drill rigs completed 13,043 m of exploration drilling on the property, and a total of 1,359 m of underground development drilling were completed as Los Gatos. Drilling was slightly behind plan due to drill contractor changes and the associated ramp up. Drilling continued at the South-East Deeps, Central Deeps and North-West Deeps zones, as well as at other greenfield targets. Total exploration costs in the third quarter were $2.0 million.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 17

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 ha.

Santa Elena	2025-Q3	2025-Q2	2024-Q3	Change Q3 vs Q3	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	277,858	269,830	259,919	7%	817,892	740,740	10%
Average silver grade (g/t)	71	55	68	4%	62	69	(10%)
Average gold grade (g/t)	2.56	2.54	3.50	(27%)	2.56	3.40	(25%)
Silver recovery (%)	65%	64%	67%	(3%)	65%	67%	(3%)
Gold recovery (%)	92%	94%	94%	(2%)	94%	94%	0%

Production
Silver ounces produced	412,669	306,224	376,203	10%	1,058,677	1,108,355	(4%)
Gold ounces produced	20,979	20,637	27,435	(24%)	63,024	76,324	(17%)
Silver equivalent ounces produced	2,256,695	2,318,618	2,685,375	(16%)	6,835,085	7,546,611	(9%)

Cost
Cash cost per AgEq Ounce(1)	$15.00	$13.57	$11.96	25%	$13.83	$12.11	14%
All-In sustaining costs per AgEq Ounce(1)	$18.32	$18.58	$14.38	27%	$17.46	$14.71	19%
Total production cost per tonne(1)	$114.79	$107.02	$107.80	6%	$105.44	$111.45	(5%)

Underground development (m)	2,105	2,268	2,263	(7%)	6,680	6,842	(2%)
Exploration drilling (m)	19,872	22,751	14,796	34%	59,432	40,298	47%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 2,256,695 AgEq ounces during the quarter, representing a decrease of 16% compared to the third quarter of 2024, consisting of 412,669 ounces of silver and 20,979 ounces of gold. Production was impacted primarily by lower grade gold ore from the Ermitaño mine, as expected under the 2025 mine plan.
The mill processed a total of 277,858 tonnes of ore, representing a 7% increase compared to the third quarter of 2024. Silver and gold head grades averaged 71 g/t and 2.56 g/t, respectively, representing a 4% increase and a 27% decrease respectively. Lower gold ore grades from the Ermitaño mine were expected under the 2025 mine plan.

Silver and gold recoveries during the quarter averaged 65% and 92%, respectively, compared to 67% and 94% in the same period last year. The slightly lower recoveries were anticipated and are a direct correlation to lower feed grades.

Cash costs per AgEq ounce in the third quarter were $15.00, representing a 25% increase compared to $11.96 per AgEq ounce in the third quarter of 2024. The increase was primarily attributed to the strengthening of the Mexican peso against the US dollar and a decrease in silver equivalent production compared to the third quarter of 2024. Despite the higher silver production, AgEq ounces were impacted by a rising silver price that compressed the gold-to-silver ratio, which reduced the AgEq ounces and correspondingly increased the cash costs per AgEq ounce. Cash costs were also impacted by higher maintenance costs at the mill related to the filter press, along with the accompanying increases in energy costs.

AISC per AgEq ounce for the quarter was $18.32, representing a 27% increase compared to $14.38 per AgEq ounce in the third quarter of 2024. This was primarily attributable to the increase in cash costs and higher sustaining PP&E costs and lease payments compared to the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 18

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life-of-mine from its leach pad and underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and nine months ended September 30, 2025, the Company delivered nil ounces (September 30, 2024 - 21 ounces) of gold to Sandstorm. On October 20, 2025, Royal Gold Inc. ("Royal Gold"), acquired Sandstorm, and as a result, Royal Gold is now the counterparty to the aforementioned gold streaming agreement.

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter returns ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. For the three and nine months ended September 30, 2025, the Company incurred $3.4 million and $9.3 million (September 30, 2024 - $3.0 million and $7.9 million) in NSR royalty payments in connection with production from Ermitaño.

During the quarter, a total of 2,105 m of underground development drilling was completed at Santa Elena, representing a 7% decrease when compared with the 2,263 m in the third quarter of 2024. During the quarter, eight drill rigs, consisting of five surface rigs and three underground rigs, completed 19,872 m of drilling on the property. Drilling focused on the newly discovered Santo Niño and Navidad resources, and the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna to support mine development planning. Total exploration costs in the third quarter were $3.8 million, representing a 33% increase compared to $2.9 million in the third quarter of 2024. The Company is working to continue to grow and define the mineral deposits at the Navidad and Santo Niño targets to expand the Mineral Resource and Mineral Reserve base for the Santa Elena operation.

At the end of the third quarter all mining activity at the Santa Elena underground mine had been temporarily stopped due to expanded ore availability in the Ermitano and Luna ore bodies, which will reduce mining costs for Q4 2025 and 2026.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 19

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of the city of Durango, Durango State, Mexico and consists of 71,868 ha of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,700 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2025-Q3	2025-Q2	2024-Q3	Change Q3 vs Q3	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	234,156	219,198	195,279	20%	684,545	557,424	23%
Average silver grade (g/t)	222	197	188	18%	208	205	1%
Average gold grade (g/t)	2.00	1.90	2.12	(6%)	1.98	2.23	(11%)
Silver recovery (%)	88%	90%	89%	(1%)	89%	91%	(2%)
Gold recovery (%)	92%	93%	95%	(3%)	93%	95%	(2%)

Production
Silver ounces produced	1,467,344	1,242,717	1,046,340	40%	4,069,439	3,352,038	21%
Gold ounces produced	13,945	12,472	12,582	11%	40,658	38,168	7%
Silver equivalent ounces produced	2,690,893	2,464,029	2,110,905	27%	7,791,612	6,589,852	18%

Cost
Cash cost per AgEq Ounce(1)	$14.29	$15.66	$16.50	(13%)	$14.56	$16.30	(11%)
All-In sustaining costs per AgEq Ounce(1)	$19.36	$20.10	$21.44	(10%)	$18.99	$21.21	(10%)
Total production cost per tonne(1)	$154.35	$173.88	$168.45	(8%)	$161.19	$186.89	(14%)

Underground development (m)	4,285	6,255	5,452	(21%)	17,256	14,020	23%
Exploration drilling (m)	32,289	29,746	29,172	11%	90,570	86,784	4%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 2,690,893 AgEq ounces during the quarter, the highest quarterly production since Q4 2023, representing a significant 27% increase compared to the third quarter of 2024, consisting of 1,467,344 ounces of silver and 13,945 ounces of gold. Silver production increased by 40%, while gold production increased by 11%, when compared to the third quarter of 2024. The significantly strong quarterly performance was a result of increased throughput and silver grades, partially offset by slightly lower gold grades. Operational performance at San Dimas continued to benefit from enhanced labour practices and improved efficiencies during the third quarter of 2025. These ongoing advancements supported the site’s strong production results and reflect the sustained progress in workforce engagement and process optimization.

The mill processed a total of 234,156 tonnes of ore, representing a significant increase of 20% compared to the third quarter of 2024. Silver and gold grades averaged 222 g/t and 2.00 g/t, respectively, representing an 18% increase and 6% decrease, respectively when compared to 188 g/t and 2.12 g/t, respectively, in the same period last year. Higher throughput was driven by increased ore development and mining rates, which also enabled the buildup of an ore stockpile and supported above-nameplate mill performance during the quarter.

Silver and gold recoveries during the quarter averaged 88% and 92%, respectively, consistent with 89% and 95%, respectively, in the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 20

In the third quarter, cash cost per AgEq ounce was $14.29, representing a 13% decrease compared to $16.50 per AgEq ounce in the third quarter of 2024. This was primarily attributable to the increase in production compared to the third quarter of 2024, driven by increased throughput and silver grades. This was partially offset by the strengthening of the Mexican peso against the US dollar, along with higher maintenance, energy and diesel generator rental costs driven by weather-related events that impacted the start of the quarter.

AISC per AgEq ounce for the quarter was $19.36, representing a 10% decrease compared to $21.44 per AgEq ounce in the third quarter of 2024. This was primarily attributable to the decrease in cash costs, partially offset by higher profit-sharing costs due to higher production and metal prices.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPMI"), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of September 30, 2025, was 90:1. During the three and nine months ended September 30, 2025, the Company delivered 7,235 and 22,853 ounces (September 30, 2024 - 7,022 and 21,756 ounces) of gold to WPMI at $643 and $640 per ounce (September 30, 2024 - $637 and $634 per ounce).

A total of 4,285 m of underground development was completed in the third quarter, representing a 21% decrease compared to 5,452 m in the third quarter of 2024. During the quarter, a total of 13 drill rigs consisting of two surface rigs and 11 underground rigs completed 32,289 m of exploration drilling on the property, an 11% increase compared to 29,172 m in the third quarter of 2024. Total exploration costs were $3.4 million, representing a 4% increase compared to $3.3 million in the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 21

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 km northeast of Torreon. La Encantada has 4,076 ha of mineral concessions and surface land ownership of 1,343 ha. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the operation’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 km away. The Company owns 100% of the La Encantada mine.

La Encantada	2025-Q3	2025-Q2	2024-Q3	Change Q3 vs Q3	2025-YTD	2024-YTD	Change '25 vs '24

Ore processed/tonnes milled	271,726	281,296	223,200	22%	802,177	643,453	25%
Average silver grade (g/t)	100	106	110	(9%)	103	120	(14%)
Silver recovery (%)	66%	65%	69%	(4%)	66%	64%	3%

Production
Silver ounces produced	575,193	628,105	545,031	6%	1,763,920	1,586,539	11%
Gold ounces produced	30	49	59	(49%)	105	138	(24%)
Silver equivalent ounces produced	577,803	632,942	550,042	5%	1,773,735	1,598,212	11%

Cost
Cash cost per AgEq Ounce(1)	$24.06	$27.19	$25.24	(5%)	$25.81	$24.66	5%
All-In sustaining costs per AgEq Ounce(1)	$29.72	$31.95	$30.10	(1%)	$31.14	$29.72	5%
Total production cost per tonne(1)	$50.26	$58.53	$60.86	(17%)	$55.42	$61.49	(10%)

Underground development (m)	1,319	956	781	69%	3,229	2,470	31%
Exploration drilling (m)	1,755	2,546	1,862	(6%)	5,296	2,469	114%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 51 to 61 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 575,193 ounces of silver, representing a 6% increase compared to the third quarter of 2024, driven primarily by a 22% increase in ore processed, partially offset by 9% decrease in silver grades and a 4% decrease in silver recovery. Production at La Encantada was partially impacted by lower ore grades as mine development activities were affected by difficult ground conditions. A mining contractor was engaged to accelerate mine development, and as a result, ore flow and development rates have increased to targeted levels. Silver production returned to targeted levels by the end of Q3 2025.

The mill processed a total of 271,726 tonnes of ore, representing a 22% increase compared to 223,200 tonnes of ore in the third quarter of 2024, with an average silver grade of 100 g/t, compared to an average silver grade of 110 g/t in the third quarter of 2024. The significant increase in processing rates compared to the third quarter of 2024 was supported by improved water availability compared to the third quarter of 2024. Water inventory levels at the plant remained at full capacity during the third quarter of 2025, enabling ore throughput rates to return to normal levels.

Silver recovery for the quarter was 66%, representing a 4% decrease when compared to 69% in the third quarter of 2024. Lower head grades and the presence of manganese in the ore during the quarter both contributed to the decrease in recovery compared to the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 22

Cash costs per AgEq ounce for the quarter were $24.06, representing a 5% decrease compared to $25.24 per AgEq ounce in the third quarter of 2024. This was primarily attributed to the 5% improvement in AgEq ounces compared to the third quarter of 2024. At the end of the quarter, the Company was mining in three new zones, San Javier, Milagros, and Bonanza, and saw significant improvements in grades and recoveries, which are expected to improve production and reduce costs per ounce in future periods. The decrease in costs was partially offset by the strengthening of the Mexican peso against the US dollar along with increases in maintenance and contractor costs compared to the third quarter of 2024. Mining contractors were used to accelerate mine development and stabilize ground conditions during the quarter. In addition, the Company is investing in an owner operated haulage fleet that will commission in Q4 2025, resulting in lower haulage and mining costs.

AISC per AgEq ounce for the quarter was $29.72, representing a 1% decrease when compared with $30.10 in the third quarter of 2024. This was primarily due to lower cash costs, partially offset by increased sustaining development and PP&E costs.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and nine months ended September 30, 2025, the Company has incurred $0.1 million and $0.2 million (September 30, 2024 - $nil and one tenth million and $0.3 million) in royalty payments from gold production at La Encantada.

A total of 1,319 m of underground development was completed in the third quarter at La Encantada, representing a 69% increase when compared with 781 m in the third quarter of 2024. During the quarter, up to two drills rigs consisting of one surface rig and one underground rig completed 1,755 m of drilling on the property. 2025 drilling is slightly behind plan, having shifted from underground to surface-focused, where the Company is currently testing a new exploration target, La Esquina. Total exploration costs in the third quarter were $0.6 million, representing a 10% increase when compared to $0.5 million in the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 23

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. The state-of-the-art facility produces an array of high-quality silver bullion products and provides manufacturing capacity for third-party demand. All products are crafted from silver sourced directly from First Majestic’s mining operations in Mexico providing better margins and controlling the supply chain, while capitalizing on the strong investment demand for physical silver. First Mint allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. The Company owns 100% of First Mint.

First Mint(1)	2025-Q3	2025-Q2	2024-Q3	Change Q3 vs Q3	2025-YTD	2024-YTD	Change '25 vs '24

Ounces sold	266,583	231,506	83,852	NM	741,954	227,701	NM

Financial Results
Revenue ($ thousands)	$11,112	$7,775	$2,665	NM	$26,753	$6,950	NM
Average realized price per ounce - Bullion(2)	$41.68	$33.58	$31.78	31%	$36.06	$30.52	18%
NM - Not meaningful.

(1) This table is inclusive of sales from both the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized silver price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

Commissioning for First Mint commenced in March 2024, and First Mint officially celebrated its inauguration on September 26, 2024. While silver bullion sales by First Mint commenced in March 2024, the inauguration celebrated the mint’s progress to-date on implementing innovative production and fulfillment processes at the facility. During this time, the Mint also commissioned several pieces of new equipment including coin presses, lasers, etching equipment for bar and coin manufacturing. First Mint achieved ISO 9001 certification in April 2025. This quality certification allows silver products sold by First Mint to be eligible for Individual Retirement Accounts (“IRAs”), permitting investors to hold silver products purchased from First Mint in their IRAs. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

During the third quarter, First Mint sold 266,583 ounces of silver, representing a significant increase compared to 83,852 ounces in the third quarter of 2024. The ounces sold through First Mint accounted for 7% of the Company’s total silver production and 11% of the total silver doré production during the third quarter of 2025.

Total revenues for First Mint during the third quarter of 2025 were $11.1 million, representing a significant increase compared to revenues of $2.7 million in the third quarter of 2024. The average realized price for the quarter was $41.68 per ounce, representing a 31% increase compared to the average realized price of $31.78 per ounce in the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 24

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, under-explored land package consisting of 30,821 ha (119 square miles). Jerritt Canyon is 100%-owned by the Company.

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended.

During the third quarter, the Company incurred $3.6 million in holding costs at Jerritt Canyon, representing a 22% decrease compared to $4.7 million in the third quarter of 2024. The mine holding costs at Jerritt Canyon primarily relate to care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant and infrastructure well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the operation in the future.

During the third quarter, the Company commenced its 2025 drilling program at Jerritt Canyon. Two surface drill rigs completed 12,522 m of drilling on the property. The Company plans to release results from the 2025 drilling program before the end of 2025. Drilling is focused on greenfield exploration and Mineral Resource addition and is ahead of plan. Total exploration costs amounted to $3.0 million in the third quarter of 2025, representing a 20% decrease compared to $3.8 million in the third quarter of 2024. Exploration work primarily consisted of road and site preparation for the 2025 drilling season which began in July 2025.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 25

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 ha of mining concessions and 219 ha of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three km apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 ha to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 km from Durango, or 250 km by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities, and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the “Springpole Stream Agreement”) among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, such that it will now be a cash-only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. This payment has since been completed.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 26

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

As part of the March 13, 2025 Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model. Additionally, if the closing price of First Mining’s common shares on the TSX equals or exceeds CAD$0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the common share purchase warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 ha which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 27

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2025 and 2024 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2025	2024	Variance %

Revenues	$285,063	$146,087	95%	(1)
Mine operating costs
Cost of sales	131,122	85,694	53%	(2)
Depletion, depreciation and amortization	54,860	31,871	72%	(3)
	185,982	117,565	58%

Mine operating earnings	99,081	28,522	NM

General and administrative expenses	10,645	9,440	13%	(4)
Share-based payments	4,382	2,935	49%
Mine holding costs	4,400	6,153	(28%)	(5)
Restructuring costs	3,556	—	100%	(6)
Foreign exchange (gain) loss	(2,749)	5,848	(147%)
Operating earnings	78,847	4,146	NM
Investment and other (loss) income	(5,418)	528	NM	(7)
Finance costs	(7,111)	(6,858)	4%
Earnings (loss) before income taxes	66,318	(2,184)	NM
Current income tax expense	27,981	11,174	150%
Deferred income tax (recovery) expense	(4,625)	13,235	(135%)
Income tax expense	23,356	24,409	(4%)	(8)
Net earnings (loss) for the period	$42,962	($26,593)	NM	(9)

Net earnings (loss) attributable to:
Owners of the Company	$26,978	($26,593)	NM
Non-controlling interests	$15,984	$—	100%

Earnings (loss) per common share attributable to owners of the Company:
Basic	$0.06	($0.09)	167%	(9)
Diluted	$0.06	($0.09)	167%	(9)

NM - Not meaningful

1.Revenues in the quarter were $285.1 million, representing a 95% increase compared to $146.1 million in the same quarter of the prior year primarily attributed to:
•a 45% increase in payable AgEq ounces sold compared to the same quarter of the prior year driven by the addition of 2.1 million attributable AgEq ounces from Los Gatos, a notable 27% (0.6 million AgEq ounces) production increase at San Dimas largely due to a 20% increase in tonnes milled and an 18% increase in grades compared to the same period of the prior year, and a 10% increase in silver ounce production at Santa Elena. These factors collectively contributed to a $73.4 million increase in revenues; and
•a 31% increase in the average realized silver price, which was $39.03 per AgEq ounce during the quarter, compared to $29.84 per AgEq ounce in the third quarter of 2024. This resulted in a $66.3 million increase in revenue compared the third quarter of 2024.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 28

2.Cost of sales in the quarter increased by 45.4 million, or a 53% increase compared to the same quarter of the prior year primarily attributed to:
•the addition of the Los Gatos Silver Mine on January 16, 2025 which contributed $34.1 million to costs of sales during the third quarter;
•a $7.1 million increase in labour costs, energy costs and maintenance costs across all sites along with contactor costs at La Encantada. A mining contractor was engaged to accelerate mine development and support production resulting with the increase compared to the third quarter of the prior year.
•$5.0 million in abnormal costs primarily due to increased waste costs from ore that was below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, there were increased maintenance and energy costs at Santa Elena, and increased diesel generator rental costs and energy charges driven by weather related events at the start of the quarter at San Dimas.
•A $4.2 million increase in worker participation costs in Mexico for all sites due to higher metal prices;
•a $1.4 million increase in transportation and selling costs and services costs for all sites; and
•a strengthening of Mexican peso against US dollar compared to the same quarter of the prior year.
Partially offset by:
•a $7.8 million decrease in change in inventory expense compared to the same period of 2024.
3.Depletion, depreciation and amortization in the quarter was $54.9 million compared to $31.9 million in the same quarter of the prior year, primarily as a result of:
•the addition of Los Gatos which contributed $26.2 million; and
•a $0.4 million increase in depletion and depreciation from La Encantada.
Partially offset by:
•a decrease of $2.1 million in depreciation and amortization from Santa Elena, and a decrease of $1.3 million from Jerritt Canyon.
4.General and administrative expense in the quarter was $10.6 million, representing a 13% increase compared to $9.4 million in the same quarter of the prior year. The increase in general and administrative costs was primarily due to the expanded workforce and integration-related expenses following the acquisition of Los Gatos, with expected synergies and cost reductions once integration is complete.
5.Mine holding costs in the quarter were $4.4 million, representing a 28% decrease compared to $6.2 million in the same quarter of the prior year. This was primarily attributable to:
•a $1.0 million decrease from Jerritt Canyon due to the optimization of mine holding costs during the quarter.
•a $0.8 million decrease from Santa Elena mine due to mine operations being resumed during the quarter. At the end of the third quarter, underground mining activity at the Santa Elena mine had been temporarily stopped due to expanded ore availability in the Ermitaño and Luna ore bodies.
6.Restructuring costs in the quarter were $3.6 million related to higher severance costs incurred as the Company optimized its workforce across all sites.
7.Investment and other loss in the quarter was $5.4 million, representing a $5.9 million decrease compared to a $0.5 million gain during the same quarter of the prior year. This was primarily driven by an $11.2 million loss from investment in silver futures derivatives compared to $1.3 million loss in the same quarter of the prior year as a result of rising metal prices, offset by $3.3 million in interest income compared to $1.9 million in the same quarter of the prior year, and a $2.9 million gain from investment in marketable securities, compared to $0.1 million compared to the same quarter in the prior year. Investment and other income does not include the $56.6 million gain on marketable securities that are flowing through other comprehensive income.
8.During the quarter, the Company recorded an income tax expense of $23.4 million, compared to a $24.4 million income tax expense in same quarter of the prior year. The decrease in income tax expense was primarily related to the non-cash foreign exchange impact on available Mexican tax pools, partially offset by a tax settlement during the quarter related to a prior year.
9.As a result of the foregoing, net earnings for the quarter were $43.0 million, compared to a net loss of $26.6 million in the same quarter of the prior year. Additionally, net earnings attributable to owners of the Company were $27.0 million (EPS of $0.06) during the quarter, compared to a net loss of $26.6 million (EPS of ($0.09)) in the same quarter of the prior year.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 29

For the year-to-date periods ended September 30, 2025, and 2024 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2025	2024	'25 vs '24

Revenues	$793,234	$388,267	104%	(1)
Mine operating costs
Cost of sales	389,978	255,279	53%	(2)
Depletion, depreciation and amortization	191,019	89,325	114%	(3)
	580,997	344,604	69%

Mine operating earnings	212,237	43,663	NM

General and administrative	35,873	28,186	27%	(4)
Share-based payments	13,688	10,895	26%	(5)
Mine holding costs	14,692	18,173	(19%)	(6)
Acquisition costs	5,584	—	100%
Restructuring costs	3,556	—	100%	(7)
Foreign exchange (gain) loss	(14,993)	15,824	(195%)
Operating gain (loss)	153,837	(29,415)	NM
Investment and other income	1,421	4,086	(65%)	(8)
Finance costs	(21,872)	(21,277)	3%
Earnings (loss) before income taxes	133,386	(46,606)	NM
Current income tax expense	64,155	16,707	NM
Deferred income tax (recovery) expense	(36,550)	25,094	NM
Income tax expense	27,605	41,801	(34%)	(9)
Net earnings (loss) for the period	$105,781	($88,407)	NM	(10)

Net earnings (loss) attributable to:
Owners of the Company	$81,790	($88,407)	193%
Non-controlling interests	$23,991	$—	100%

Earnings (loss) per common share
Basic and diluted	$0.18	($0.30)	160%	(10)

NM - Not meaningful
1.Revenue for the nine months ended September 30, 2025 was $793.2 million, or a 104% increase compared to $388.3 million in the same period of the prior year, primarily attributed to:
•a 55% increase in payable AgEq ounces sold compared to the same period of the prior year driven by the addition of 6.8 million attributable AgEq ounces from the Los Gatos mine, a notable 18% (1.2 million AgEq ounces) production increase at San Dimas largely due to 23% increase in tonnes milled prior year, and an 11% increase in silver ounces produced at La Encantada compared to the same period of the prior year. These factors collectively contributed to a $226.9 million increase in revenues; and
•a 30% increase in the average realized silver price, which was $35.35 per AgEq ounce during the period, compared to $27.25 per AgEq ounce in the same period of the prior year. This resulted in a $180.3 million increase in revenue compared to the same period of the prior year.
Partially offset by:
•a $2.2 million increase in smelting and refining charges related to the addition of Los Gatos.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 30

2.Cost of sales in the period increased $134.7 million, or a 53% increase compared to $255.3 million the same period of the prior year primarily attributed to:
•the addition of the Los Gatos Silver Mine on January 16, 2025 which contributed $101.3 million to cost of sales during the year;
•a $11.4 million increase in 2025 production bonuses driven by increase in metal prices and production during the year;
•a $10.2 million increase in labour, energy costs and maintenance costs across all sites and contactor costs at La Encantada. A mining contractor was engaged to accelerate mine development and support production resulting with the increase compared to the same period of the prior year.
•an $8.9 million increase in consumables, materials, environmental duties, and royalty costs for all sites excluding Los Gatos;
•a $5.9 million increase in abnormal costs primarily due to increased waste costs from ore being below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally there were increased maintenance and energy costs at Santa Elena, increased diesel generator rental costs and energy charges driven by weather related events at San Dimas; and
•a strengthening of Mexican peso against US dollar compared to the prior year.
Partially offset by:
•a $4.1 million increase in change in inventory expense compared to the same period of 2024.

3.Depletion, depreciation and amortization in the period was $191.0 million, representing a 114% increase compared to $89.3 million in the same period of the prior year, primarily as a result of:
•the addition of the Los Gatos mine which contributed $104.5 million; and
•a $3.5 million increase in depletion and depreciation primarily due to higher produced tonnes at San Dimas.
Partially offset by:
•a decrease of $3.3 million in depreciation and amortization from Jerritt Canyon compared to the same period of the prior year; and
•a decrease of $2.3 million in depreciation and amortization from Santa Elena compared to the same period of the prior year.
4.General and administrative expense in the year was $35.9 million, representing a 27% increase compared to $28.2 million in the same period of the previous year. The increase in general and administrative costs was primarily due to the expanded workforce and integration-related expenses following the acquisition of Los Gatos, with expected synergies and cost reductions once integration is complete.
5.Share based payments in the year were $13.7 million, representing a 26% increase compared to $10.9 million in the same period of the previous year, as stock options and RSUs were issued during the quarter. Rising metal prices impacted the computation of share based compensation expense.
6.Mine holding costs in the year were $14.7 million, representing a 19% decrease compared to $18.2 million in the same period of the previous year, primarily attributed to:
•a $2.1 million decrease from Jerritt Canyon due to operational efficiencies.
•a $0.9 million decrease from the Santa Elena mine due to mine operations being resumed during the quarter. At the end of the third quarter, underground mining activity at the Santa Elena mine had been temporarily suspended due to expanded ore availability in the Ermitaño and Luna ore bodies; and
•a $0.6 million decrease from Del Toro properties.
7.Restructuring costs in the year were $3.6 million related to higher severance costs incurred as the Company optimized its workforce across all sites.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 31

8.Investment and other income for the year totaled $1.4 million, representing a 65% decrease compared to $4.1 million in the same period of the previous year. This was primarily driven by a $12.9 million loss from investment in silver futures derivatives compared to $1.0 million loss in the same period of the prior year as a result of rising metal prices, partially offset by $10.6 million in interest income compared to $4.7 million in the same period of the prior year, and a $4.2 million gain from investment in marketable securities compared to a $0.2 million gain in the same period of the prior year. Investment and other income does not include $84.9 million gains on marketable securities that are flowing through other comprehensive income.
9.During the nine months ended September 30, 2025, the Company recorded an income tax expense of $27.6 million, compared to a $41.8 million income tax expense in the same period of the prior year. The decrease in income tax expense was primarily related to the non-cash foreign exchange impact on available Mexican tax pools to account for the strengthening of the Mexico peso relative to the US dollar resulting in an increased deferred tax recovery, partially offset by an increased current tax expense driven by higher earnings during the year.
10.As a result of the foregoing, net earnings for the nine months ended September 30, 2025 was $105.8 million, compared to a net loss of $88.4 million in the same period of the previous year. Additionally, net earnings attributable to owners of the Company were $81.8 million (EPS of $0.18) during the quarter, compared to a net loss of $88.4 million (EPS of ($0.30)) in the same period of the prior year.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 32

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2025			2024				2023
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$285,063	$264,229	$243,942	$172,337	$146,087	$136,166	$106,014	$136,946
Cost of sales	$131,122	$141,139	$117,717	$89,424	$85,694	$89,096	$80,489	$89,395
Depletion, depreciation and amortization	$54,860	$73,739	$62,420	$34,676	$31,871	$31,608	$25,846	$29,650
Mine operating earnings (loss)	$99,081	$49,351	$63,805	$48,237	$28,522	$15,462	($321)	$17,901
Net earnings (loss) after tax	$42,962	$56,579	$6,240	($13,478)	($26,593)	($48,251)	($13,563)	$10,231
Earnings (loss) per share – basic & diluted	$0.06	$0.11	$0.01	($0.04)	($0.09)	($0.17)	($0.05)	$0.04

During the third quarter of 2025, mine operating earnings were $99.1 million, representing a significant increase compared to mine operating earnings of $28.5 million in the third quarter of 2024. The increase was primarily due to a 52% increase in payable AgEq ounces sold mainly due to the addition of the Los Gatos mine, the strong performance at San Dimas, as well as a 31% increase in the average realized silver price. This was partially offset by increased labour costs across all sites and contactor costs at La Encantada to accelerate mine development and support production, abnormal costs due to increased waste costs from ore that was below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, there were increased maintenance and energy costs at Santa Elena, and increased diesel generator rental costs and energy charges driven by weather related events at San Dimas, along with an increase from a strengthening of Mexican peso against US dollar throughout the year.

Net earnings for the quarter were $43.0 million, representing a significant improvement compared to a net loss of $26.6 million in the same quarter of the prior year. This increase in net earnings was primarily attributable to the higher mine operating earnings and a non-cash deferred income tax recovery of $4.6 million, compared to a non-cash deferred income tax expense of $13.2 million in the third quarter of 2024. This was partially offset by a non-cash depletion and depreciation expense of $54.9 million, compared to $31.9 million in the third quarter of 2024, driven by higher production and the addition of Los Gatos. Net earnings did not include $56.6 million in gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2025, the Company had cash and cash equivalents of $435.4 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $7.3 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents exclude $133.4 million of restricted cash as at September 30, 2025.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the third quarter, no shares were issued under this program.

Working capital as at September 30, 2025 was $542.4 million compared to $224.5 million as at December 31, 2024. Total available liquidity as at September 30, 2025 was $682.0 million, including $542.4 million of working capital and $139.6 million of undrawn revolving credit facility, and excluding $133.4 million held in restricted cash.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 33

The following table summarizes the Company’s cash flow activity during the year:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cash flow
Cash generated by operating activities	$112,520	$41,038	$258,118	$70,316
Cash used in investing activities	(57,953)	(32,720)	(9,795)	(89,797)
Cash (used in) generated by in financing activities	(4,545)	(5,743)	(17,916)	50,465
Increase in cash and cash equivalents	$50,022	$2,575	$230,407	$30,984
Effect of exchange rate on cash and cash equivalents held in foreign currencies	580	(18)	2,768	(1,835)
Cash and cash equivalents, beginning of the period	384,753	152,173	202,180	125,581
Cash and cash equivalents, end of the period	$435,355	$154,730	$435,355	$154,730

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2025 are summarized as follows:
•Cash generated by operating activities of $258.1 million, primarily due to:
•$366.3 million in cash flows from operating activities before movements in working capital and taxes. Operating cash flows during the quarter were impacted by increased restructuring costs related to higher severance costs incurred as the Company optimized its workforce across all sites, and abnormal costs primarily due to increased waste costs from ore that was below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, there were increased maintenance and energy costs at Santa Elena, and increased diesel generator rental costs and energy charges driven by weather related events at the start of the quarter at San Dimas.
Net of:
•$70.7 million in income tax installments paid during the period primarily related to the true-up of tax payments made for prior year and the first half year performance. These true-up payments are not expected to recur going forward; and
•$37.5 million net change in non-cash working capital items during the period, including a $27.3 million increase in restricted cash, a $8.1 million increase in value added tax (“VAT”) receivables, a $10.5 million increase in inventories, a $9.7 million decrease in income taxes payable, a $8.1 million increase in trade and other receivables, a $1.0 million increase in prepaid expenses, partially offset by a $27.2 million increase in trade payables.

•Cash used in investing activities of $9.8 million, primarily related to:
•$117.6 million spent on mine development and exploration activities;
•$45.6 million spent on the purchase of property, plant and equipment;
•$5.0 million spent in connection with the final payment of the Springpole Silver Stream;
•$3.9 million spent on the purchase of marketable securities; and
•$0.9 million spent on deposit for acquisition of non-current assets.
Net of:
•$159.6 million cash acquired from the acquisition of Los Gatos, net of acquisition costs; and
•$3.0 million in proceeds from disposal of marketable securities.

•Cash used in financing activities of $17.9 million, primarily related to the following:
•$23.2 million comprised of $13.5 million as capital distributions and $9.7 million of dividend paid to non-controlling interest in Los Gatos. These distributions are made quarterly to the Los Gatos partners based on their attributable ownership;

First Majestic Silver Corp. 2025 Third Quarter Report	Page 34

•$13.9 million repayment of lease obligations;
•$7.3 million for the payment of dividends during the period;
•$4.3 million spent on share repurchases; and
•$6.2 million payment of financing costs.
Net of:
•$36.9 million proceeds from the exercise of stock options.

During the nine months ended September 30, 2025, the Company received $54.1 million (994.8 million MXN) related to VAT filings. In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. (“PEM”), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen two PEM bank accounts which, together, contain approximately $113.4 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2025, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at September 30, 2025, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years
Trade and other payables	$188,625	$188,625	$—	$—
Debt facilities	234,751	2,198	232,553	—
Lease liabilities	22,493	14,083	6,376	2,034
Purchase obligations and commitments	3,437	3,437	—	—
	$449,306	$208,343	$238,929	$2,034

As at September 30, 2025, the Company had working capital of $542.4 million (December 2024 - $224.5 million) and total available liquidity of $682.0 million (December 2024 - $364.2 million), including $139.6 million (December 2024 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 35

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2025, net VAT receivable was $54.7 million (December 31, 2024 - $44.6 million), of which $14.9 million (December 31, 2024 - $14.2 million) relates to La Encantada, $11.9 million relates to Santa Elena (December 31, 2024 - $5.1 million), and $7.8 million (December 31, 2024 - $7.0 million) relates to San Dimas.

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at September 30, 2025, the Company’s total consolidated indebtedness was $216.8 million, $0.3 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

First Majestic Silver Corp. 2025 Third Quarter Report	Page 36

	September 30, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$12,389	$—	$—	$569	$6,338	($4,728)	$1,385	$15,953	$1,595
Mexican Peso	26,499	113,441	54,736	—	—	(96,721)	—	97,955	9,796
	$38,888	$113,441	$54,736	$569	$6,338	($101,449)	$1,385	$113,908	$11,391

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

A portion of the Company's trade receivable arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc, lead, and the London Bullion Market Association P.M fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$3,147	$1,549	$158	$48	$3	$4,905
Trade receivable from concentrate sales subject to provisional pricing	$3,819	$129	$3,041	$386	$64	$7,439
	$6,966	$1,678	$3,199	$434	$67	$12,344

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export regulations, lawlessness, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 37

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may have an impact on the amount of the Company’s Mineral Reserves and Mineral Resources, or may affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be replicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 38

Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (v) new social and environmental requirements in order to obtain and keep mining concessions, (vi) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (viii) the automatic dismissal of any application for new concessions, and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all on-going amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. Initial judicial elections were held in 2025 and a second stage of the Judiciary Reform is expected to take place in 2027. This second stage is anticipated to include (i) the extension of the election system to the remaining state-level judicial branches that did not participate in the 2025 elections; (ii) the gradual replacement through elections of federal judges and magistrates whose terms will expire between 2025 and 2027; (iii) the enactment of comprehensive amendments to various secondary laws, including the Organic Law of the Federal Judiciary, the Amparo Law, and other related statutes, to fully align them with the new judicial structure; and (iv) the first formal performance evaluation process for the judges and magistrates elected in 2025 to determine their continuity in office. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing significant tariffs against certain goods from Canada and Mexico. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 39

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos Silver Mine, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company's business could be materially adversely affected by the effects of such public health crises.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submission of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the 2021 NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 40

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the NOAVs. Jerritt Canyon Gold and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities which may not be covered by our insurance policies and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although we have not received notice from any governmental entity of the creation of any such areas over land which is part of or nearby to any of our mineral properties, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 41

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces of silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for the taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in its legal claim for calculating taxes on the silver sold by PEM for which PEM received the PEM Realized Price.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 42

In 2019, the SAT issued reassessments for the 2010 ($36.6 million), 2011 ($108.6 million) and 2012 ($204.7 million) tax years in the total amount of $349.9 million (6,432 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $185.0 million (3,401 million MXN) inclusive interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $471.6 million (8,669 MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax reassessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies in Mexico

In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the “Federal Tax Court”) seeking to nullify the APA granted to PEM. The Company filed an appeal against the decision to the Mexican Circuit Court on November 30, 2020. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court’s decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which did not take into account the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and such lawsuit was admitted by the Second Collegiate Court on February 18, 2025. The Company expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2025.
International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account of PEM which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is

First Majestic Silver Corp. 2025 Third Quarter Report	Page 43

obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided. Following the rejection of Mexico’s Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico’s continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account. The Tribunal also confirmed that the freezing by the SAT of PEM’s bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. The Company is currently waiting for Mexico to comply with the Tribunal’s latest order on this matter.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. On July 15, 2024, the Tribunal with jurisdiction over the NAFTA APA Claim granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which would make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of the date of its order, being July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim have now reconvened after being suspended for the past year.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $308.0 million (5,661 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 44

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023.

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim, and is currently in discussions with Mexico with respect to Mexico consenting to the discontinuance of the NAFTA VAT Claim.

While the Company remains confident in its position with regards to its NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $40.3 million (741 million MXN) and $29.3 million (539 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $18.5 million (340 million MXN) and $232.4 million (4,272 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.3 million (60 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.0 million (129 million MXN). The majority of these tax assessments relate to a prior forward silver purchase agreement to which MLE was a party, and to the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.
San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to ongoing discussions, the Company and SAT came to a resolution whereby the Company paid the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in 2025 whereby amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $23.9 million (440 million MXN), including interest, inflation and penalties. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.1 million (95 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 45

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $29.2 million (536 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.5 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $27.5 million (506 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $80.1 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at September 30, 2025, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2025, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 46

Share Repurchase Program

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “Share Repurchase Program”) which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the nine months ended September 30, 2025, the Company repurchased a total of 768,500 common shares at an average price of CAD$7.90 per share under its Share Repurchase Program, resulting in total payments of $4.3 million, net of transaction costs (September 30, 2024 – $nil). No shares were repurchased during the three months ended September 30, 2025. (September 30, 2024 – $nil). The Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025. Under the renewed Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company’s issued and outstanding common shares as at September 30, 2025), and the program expires on October 13, 2026.
Related Party Disclosures

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no significant transactions with related parties during the nine months ended September 30, 2025.

Outstanding Share Data

As at November 4, 2025, the Company has 491,228,838 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at November 4, 2025:

Stock options	7,063,109
Restricted share units (share-settled)	1,484,390
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,128,891
Total	9,706,551

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to September 30, 2025:

Declaration of Quarterly Dividend
On November 4, 2025, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0052 per share, payable on or after November 28, 2025, to common shareholders of record as at the close of business on November 14, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended September 30, 2025.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 47

PEM Tax Reassessment Update
On November 27, 2019, PEM was served notice of a tax reassessment issued by the SAT in connection with the 2012 tax year which disregarded the Advance Pricing Agreement (“APA”) that had previously been granted to PEM by the SAT in October 2012 (see Note 26 above under “(b) Primero Tax Rulings” for further details). PEM has been challenging this reassessment through domestic legal proceedings in Mexico since it was issued. On December 5, 2024, the Collegiate Court issued a decision confirming the 2012 tax reassessment, notwithstanding the fact that the domestic proceedings which the SAT commenced in February 2015 seeking to retroactively nullify the APA are still ongoing, and that as of today, the APA still remains valid under Mexican law. As a result of the Collegiate Court’s decision, on January 22, 2025, PEM filed an extraordinary appeal against the decision, and such appeal was admitted on February 10, 2025 by the former President of the Mexican Supreme Court. On March 3, 2025, the Mexican Ministry of Finance and Public Credit (the “Mexican Finance Ministry”) filed an appeal against the admission of PEM’s appeal by the Supreme Court.

Subsequent to September 30, 2025, the Company has been informed by its legal advisors in Mexico that on October 30, 2025, the Supreme Court issued a decision in favour of the appeal filed by the Mexican Finance Ministry, thereby overturning the February 10, 2025 admission of PEM’s appeal. As a result, the Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision regarding the 2012 tax reassessment. The Company has considered the implication of the decision and has concluded that no adjustment to these condensed interim financial statements is necessary. Refer to Note 26(b) above for further details regarding the tax reassessment for the 2012 tax year. The Company is currently waiting to be served with official notice of the Supreme Court’s decision to review the reasons provided by the Supreme Court in making its decision, and will consider what further actions, if any, it may take under Mexican domestic law and under international law after reviewing the decision.

The tax reassessment for 2012 is one of various reassessments that the SAT has issued against PEM, notwithstanding that the APA is still currently valid (see Note 26(b) above for further details on the Reassessments), and the Company’s NAFTA arbitration proceedings in respect of the APA are still ongoing. In addition, the Company’s domestic legal challenge with respect to SAT’s nullification action in Mexico regarding the APA is still ongoing. As stated in Note 26(b) above under “Domestic Remedies in Mexico”, the Company is currently waiting on the Second Collegiate Court to issue its decision on the matter.

Whilst the Company continues to pursue all legal challenges and remedies available to it under domestic and international law and remains confident in its position with regards to its NAFTA arbitration claims, the Company continues to engage with the SAT and the Mexican government with a view to reaching a comprehensive settlement and amicably resolving PEM’s tax disputes.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 48

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2025:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 49

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.

Critical Judgments and Estimates
Fair Value Estimates in the Acquisition of Gatos Silver, Inc.
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) Exploration potential and any resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its interim consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the unaudited interim consolidated financial statements.

Consideration for the acquisition of Gatos Silver, Inc.

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and options transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 50

Determination of Control or Significant Influence in Los Gatos Joint Venture (the “LGJV”)

As a result of the Gatos Silver acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

Revenue Recognition
Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

New Accounting Policies

Non-Controlling Interest

Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

Revenue Recognition
The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.
Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 51

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 52

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 53

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended September 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,811	$15,645	$15,089	$3,189	$—	$44,734
Milling cost	3,579	10,667	8,441	6,573	—	29,260
Indirect cost	6,146	5,582	12,612	3,894	—	28,234
Total production cost (A)	$20,536	$31,894	$36,142	$13,656	$—	$102,228
Add: transportation and other selling cost	2,995	344	742	96	—	5,027
Add: smelting and refining cost	793	116	287	125	—	1,321
Add: environmental duty and royalties cost	309	4,239	813	262	—	5,623
Add: change in inventory	(1,040)	(2,786)	385	(294)	—	(3,735)
Total cash cost (B)	$23,593	$33,807	$38,369	$13,845	$—	$110,464
Workers’ participation	890	1,375	7,366	438	—	10,069
General and administrative expenses	—	—	—	—	—	10,310
Share-based payments	—	—	—	—	—	4,382
Accretion of decommissioning liabilities	167	323	350	303	—	1,143
Sustaining capital expenditures	4,215	2,975	5,073	1,370	—	13,696
Operating lease payments	5	2,802	808	1,147	—	5,106
All-In Sustaining Costs (C)	$28,870	$41,282	$51,966	$17,103	$—	$155,170
Payable silver equivalent ounces produced (D)	1,845,431	2,253,310	2,684,166	575,424	—	7,358,331
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	213,262	277,858	234,156	271,726	—	997,002

Cash cost per AgEq ounce (B/D)	$12.51	$15.00	$14.29	$24.06	$—	$14.83
AISC per AgEq ounce (C/D)	$15.36	$18.32	$19.36	$29.72	$—	$20.90
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$96.29	$114.79	$154.35	$50.26	N/A	$102.53
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 54

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,313	$13,667	$4,511	$—	$30,491
Milling cost	10,156	7,177	5,411	—	22,744
Indirect cost	5,550	12,103	3,661	—	21,314
Total production cost (A)	$28,019	$32,947	$13,583	$—	$74,549
Add: transportation and other selling cost	280	283	78	—	632
Add: smelting and refining cost	115	316	106	368	905
Add: environmental duty and royalties cost	3,376	392	132	—	3,900
Add: Change in Inventory	277	854	(76)	2,017	3,072
Total cash cost (B)	$32,067	$34,792	$13,823	$2,385	$83,058
Workers’ participation	752	3,902	292	—	4,946
General and administrative expenses	—	—	—	—	9,060
Share-based payments	—	—	—	—	2,935
Accretion of decommissioning liabilities	307	343	284	—	934
Sustaining capital expenditures	2,779	5,799	1,020	—	9,750
Operating lease payments	2,657	364	1,068	—	4,442
All-In Sustaining Costs (C)	$38,562	$45,200	$16,487	$2,385	$115,125
Payable silver equivalent ounces produced (D)	2,681,347	2,105,627	547,712	138,330	5,473,016
Payable gold ounces produced (E)	N/A	N/A	N/A	1,600	N/A
Tonnes milled (F)	259,919	195,279	223,200	—	678,397

Cash cost per AgEq ounce (B/D)	$11.96	$16.50	$25.24	$17.25	$15.17
AISC per AgEq ounce (C/D)	$14.38	$21.44	$30.10	$17.25	$21.03
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	1,491	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	1,491	N/A
Production cost per tonne (A/F)	$107.80	$168.45	$60.86	N/A	$109.81

First Majestic Silver Corp. 2025 Third Quarter Report	Page 55

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	30,352	38,974	47,626	14,155	—	131,107
Milling cost	12,402	31,392	25,229	19,044	—	88,067
Indirect cost	15,550	15,878	37,489	11,263	—	80,180
Total production cost (A)	58,304	86,244	110,344	44,462	—	299,354
Add: transportation and other selling cost	9,301	868	848	260	38	12,306
Add: smelting and refining cost	1,833	316	881	382	10	3,422
Add: environmental duty and royalties cost	1,777	11,612	2,157	836	8	16,390
Add: change in inventory	(164)	(4,665)	(1,040)	(359)	—	(6,228)
Total cash cost (B)	$71,051	$94,375	$113,190	$45,581	$56	$325,244
Workers’ participation	1,482	8,024	18,280	552	—	28,338
General and administrative expenses	—	—	—	—	—	34,865
Share-based payments	—	—	—	—	—	13,688
Accretion of decommissioning liabilities	475	970	1,049	907	—	3,401
Sustaining capital expenditures	10,372	9,458	13,146	4,625	—	37,923
Operating lease payments	5	6,349	1,897	3,334	—	12,586
All-In Sustaining Costs (C)	$83,385	$119,176	$147,562	$54,999	$56	$456,045
Payable silver equivalent ounces produced (D)	5,914,419	6,824,833	7,772,132	1,766,385	—	22,277,769
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	640,567	817,892	684,545	802,177	—	2,945,181

Cash cost per AgEq ounce (B/D)	$12.01	$13.83	$14.56	$25.80	$—	$14.53
AISC per AgEq ounce (C/D)	$14.10	$17.46	$18.99	$31.14	$—	$20.39
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$91.02	$105.44	$161.19	$55.42	–	$101.64
(1) All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine and includes production starting on January 16, 2025.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 56

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months ended September 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$37,090	$42,757	$12,805	$—	$92,652
Milling cost	29,357	23,153	15,735	20	68,265
Indirect cost	16,107	38,311	11,025	—	65,443
Total production cost (A)	$82,554	$104,221	$39,565	$20	$226,360
Add: transportation and other selling cost	800	824	163	—	1,921
Add: smelting and refining cost	340	983	324	377	2,024
Add: environmental duty and royalties cost	8,950	911	455	12	10,328
Add: change in inventory	(1,394)	258	(1,257)	2,875	482
Total cash cost (B)	$91,250	$107,197	$39,250	$3,284	$241,115
Workers’ participation	3,007	11,407	992	—	15,406
General and administrative expenses	—	—	—	—	27,067
Share-based payments	—	—	—	—	10,895
Accretion of decommissioning liabilities	921	1,030	853	—	2,804
Sustaining capital expenditures	9,563	18,816	3,066	—	31,676
Operating lease payments	6,130	1,017	3,142	—	11,396
All-In Sustaining Costs (C)	$110,871	$139,467	$47,303	$3,288	$340,359
Payable silver equivalent ounces produced (D)	7,535,292	6,573,377	1,591,516	201,410	15,901,595
Payable gold ounces produced (E)	N/A	N/A	N/A	2,321	N/A
Tonnes milled (F)	740,740	557,424	643,453	—	1,941,617

Cash cost per AgEq ounce (B/D)	$12.11	$16.31	$24.66	$16.30	$15.15
AISC per AgEq ounce (C/D)	$14.71	$21.22	$29.72	$16.30	$21.39
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,415	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,415	N/A
Production cost per tonne (A/F)	$111.45	$186.89	$61.49	$—	$116.56

First Majestic Silver Corp. 2025 Third Quarter Report	Page 57

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues as reported	$285,063	$146,087	$793,234	$388,267
Add back: smelting and refining charges	1,660	905	4,207	2,024
Gross revenues	$286,723	146,992	797,441	390,291
Less: Sandstorm gold revenues	—	—	—	(10)
Less: Wheaton gold revenues	(4,281)	(4,472)	(14,622)	(13,794)
Gross revenues, excluding Sandstorm, Wheaton (A)	$282,442	$142,520	$782,819	$376,487

Payable silver equivalent ounces sold	7,820,828	5,377,377	24,238,937	15,665,979
Less: Payable silver equivalent ounces sold to Sandstorm	—	—	—	(1,837)
Less: Payable silver equivalent ounces sold to Wheaton	(584,779)	(601,660)	(2,095,905)	(1,846,753)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	7,236,049	4,775,717	22,143,032	13,817,389

Average realized silver price per silver equivalent ounce (A/B)	$39.03	$29.84	$35.35	$27.25
Average market price per ounce of silver per COMEX	$39.53	$29.46	$35.04	$27.22

First Majestic Silver Corp. 2025 Third Quarter Report	Page 58

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gross revenue, excluding Sandstorm, Wheaton	$282,442	$142,520	$782,819	$376,487
Less: Silver revenues	(160,179)	(57,654)	(443,303)	(158,560)
Less: Lead Revenue	(7,910)	—	(27,592)	—
Less: Zinc Revenue	(22,172)	—	(58,831)	—
Less: Copper Revenue	(593)	—	(1,442)	—
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$91,588	$84,866	$251,651	$217,927

Gold ounces sold	33,598	41,258	104,291	116,228
Less: Gold ounces sold to Wheaton	(6,655)	(7,022)	(22,853)	(21,756)
Less: Gold ounces sold to Sandstorm	—	—	—	(21)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	26,943	34,236	81,438	94,451

Average realized gold price per ounce (A/B)	$3,399	$2,479	$3,090	$2,307
Average market price per ounce of gold	$3,458	$2,477	$3,203	$2,296

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating cash flows	$112,520	$41,038	$258,118	$70,316
Less: Sustaining capital expenditures(1)	13,696	9,750	37,923	31,676
Free cash flow	$98,824	$31,288	$220,195	$38,640
(1) Sustaining capital expenditures are based on the attributable expenditures from Los Gatos relating to the Company's 70% ownership of the entity.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 59

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net earnings (loss) attributable to owners of the company as reported	$26,978	($26,593)	$81,790	($88,407)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(4,625)	13,235	(36,550)	25,094
Gain from investment in marketable securities	(2,893)	(108)	(4,161)	(205)
Share-based payments	4,382	2,935	13,688	10,895
Acquisition costs	—	—	5,584	—
Abnormal costs (1)	4,975	—	7,732	1,759
Restructuring costs	3,556	—	3,556	—
Write-down of mineral inventory	—	—	—	1,465
Adjusted net earnings (loss)	$32,373	($10,531)	$71,639	($49,399)
Weighted average number of shares on issue - basic	488,722,642	301,000,656	475,754,745	293,440,674
Adjusted EPS	$0.07	($0.03)	$0.16	($0.17)
(1) Abnormal costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, abnormal costs included elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 60

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net earnings (loss) as reported	$42,962	($26,593)	$105,781	($88,407)
Add back:
Finance costs	7,111	6,858	21,872	21,277
Depletion, depreciation and amortization	55,195	32,251	192,027	90,444
Income tax expense	23,356	24,409	27,605	41,801
EBITDA	128,624	36,925	347,285	65,115
Adjustments for non-cash or unusual items:
Gain from investment in marketable securities	(2,893)	(108)	(4,161)	(205)
Share-based payments	4,382	2,935	13,688	10,895
Restructuring costs	3,556	—	3,556	—
Write-down of mineral inventory	—	—	—	1,465
Abnormal Costs(1)	4,975	—	7,732	1,759
Acquisition costs	—	—	5,584	—
Adjusted EBITDA	$138,644	$39,752	$373,684	$79,029
(1) Abnormal costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, abnormal costs included elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 61

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	September 30, 2025	December 31, 2024
Current Assets	$770,332	$368,821
Less: Current Liabilities	(227,950)	(144,307)
Working Capital	$542,382	$224,514
Available Undrawn Revolving Credit Facility	139,640	139,640
Available Liquidity	$682,022	$364,154

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 62

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of September 30, 2025. There have been no significant changes in our internal controls during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Gatos Silver, which the Company acquired on January 16, 2025. On a combined basis, Gatos Silver's total assets and net assets as of September 30, 2025 constitute approximately 48% and 50%, respectively, of the condensed interim consolidated financial statement amounts as of September 30, 2025. On a combined basis, Gatos Silver's total revenues and net profit for the three and nine months ended September 30, 2025 constitute approximately 38% and 122%, and 38% and 72%, respectively, of the condensed interim consolidated financial statement amounts as of September 30, 2025. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Gatos Silver, there have been no significant changes in our internal controls during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 63

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; assumptions used in determining the fair value of mining interests; statements related to production outlook and cost guidance, including, but not limited to, estimates of silver equivalent production and annual cash costs; statements relating to potential capital investments; the results of the exploration efforts on the Navidad (as defined herein) system at the Santa Elena property; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs and the results thereof; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at Jerritt Canyon and the costs thereof; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results; estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; implementation of LNG supplemental power; retention of contractors; the continued integration of the Los Gatos mine with the business through identifying and realizing synergies; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, arbitration,, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications

First Majestic Silver Corp. 2025 Third Quarter Report	Page 64

and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions, the risk of appeal of judgment, and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice President of Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2025 Third Quarter Report	Page 65